Exhibit 8.1

MARTIN D. WERNER 419.321.1395 shumaker.com mwerner@shumaker.com	1000 Jackson Street Toledo, Ohio 43604 o 419.241.9000 f 419.241.6894

August 4, 2022

Farmers & Merchants Bancorp, Inc.

307 N. Defiance Street

Archbold, Ohio 43502

Re:	Acquisition of Peoples-Sidney Financial Corporation – Project Sullivan

Ladies and Gentlemen:

We have acted as counsel to Farmers & Merchants Bancorp, Inc. (“F&M”), an Ohio corporation and a registered financial holding company under the Bank Holding Company Act of 1956, as amended, in connection with the proposed merger (the “Merger”) of Peoples-Sidney Financial Corporation (PPSF”) a Delaware corporation with and into F&M pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 14, 2022, by and between PPSF and F&M.

In connection with the preparation of this opinion, we have examined and with your consent relied upon the following documents (including all exhibits and schedules thereto): (1) the Merger Agreement; (2) the Registration Statement of F&M on Form S-4 (the “Registration Statement”), the proxy statement and prospectus of PPSF filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”); (3) representations and certifications made to us by F&M; (4) representations and certifications made to us by PPSF; and (5) such other instruments and documents related to the formation, organization and operation of F&M and PPSF or to the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate.

All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).

Assumptions and Representations

In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any independent investigation or review thereof, although we are not aware of any material facts or circumstances contrary to or inconsistent therewith) that:

1. All information contained in each of the documents we have examined and relied upon in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, all copies are accurate and all signatures are genuine. We have also assumed that there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

2. All representations made to us are true, correct, and complete, and will remain true, correct and complete at all times up to the Effective Time. Any representation or statement made “to the knowledge” or similarly qualified is correct without such qualification.

Farmers & Merchants Bancorp, Inc.

August 4, 2022

Opinion – Federal Income Tax Consequences

Based upon and subject to the foregoing, it is our opinion, under currently applicable United States federal income tax law, that:

•	The Merger will constitute a reorganization under section 368(a)(1)(A) of the Code.

•	Each of F&M and PPSF will be a party to the reorganization within the meaning of section 368(b) of the Code.

•	No gain or loss will be recognized by F&M or PPSF as a result of the Merger pursuant to the provisions of sections 1032 and 361(a) of the Code, respectively.

•

A holder of PPSF Shares receiving solely F&M Shares in exchange therefor (not including any cash received in lieu of fractional F&M Shares) will recognize no gain or loss upon the receipt of such F&M Shares pursuant to the provisions of section 354 of the Code.

•

A holder of PPSF Shares receiving solely cash in exchange therefor (as a result of dissenting to the Merger or making a solely Cash Election) will recognize gain or loss as if such holder had received such cash as a distribution in redemption of such holder’s PPSF Shares, subject to the provisions and limitations of section 302 of the Code. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. holder at the effective time of the Merger. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period is more than one year.

•

A holder of PPSF Shares receiving both cash and F&M Shares in exchange therefor (other than any cash received in lieu of fractional F&M Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding any cash received in lieu of fractional PPSF Shares). For purposes of determining the character of this gain, such holder will be treated as having received only F&M Shares in exchange for such holder’s PPSF Shares and as having redeemed immediately a portion of such F&M Shares for the cash received (excluding any cash received in lieu of fractional F&M Shares). Unless the redemption is treated as a dividend under the principles of section 302(d) of the Code (to the extent of such holder’s ratable share of the undistributed earnings and profits of PPSF at the Effective Time of the Merger), the gain will be capital gain and will constitute long-term capital gain if such U.S. holders have held their PPSF common stock for more than one year at the Effective Time of the merger.

•

A holder of PPSF Shares receiving cash in lieu of a fractional F&M Share will recognize gain or loss as if such fractional F&M Share were distributed as part of the Merger and then redeemed by F&M, subject to the provisions and limitations of section 302 of the Code.

•

The aggregate tax basis of the F&M Shares received by a holder of PPSF Shares in the Merger (including fractional F&M Shares, if any, deemed to be issued and redeemed by F&M) generally will be equal to the aggregate tax basis of the PPSF Shares surrendered in the Merger, reduced by the amount of cash received by such holder in the Merger (other than any cash received in lieu of fractional F&M Shares), and increased by the amount of gain recognized by such holder in the Merger (including any portion of the gain that is treated as a dividend, but excluding any gain or loss resulting from the deemed issuance and redemption of fractional F&M Shares). Section 358(a)(1) of the Code.

•

The holding period of the F&M Shares received by a holder of F&M Shares in the Merger (including fractional F&M Shares, if any, deemed to be issued and redeemed by F&M) will include the period during which the PPSF Shares surrendered in exchange therefor were held pursuant to the provisions of section 1223(1) of the Code.

Our opinion set forth herein is based upon the description of the Merger in the Merger Agreement and the Registration Statement. If the actual facts relating to any aspect of the Merger differ from this description in any material respect, our opinion may become inapplicable. No opinion is expressed as to any transaction whatsoever, including the Merger, if the Merger is not consummated in accordance with the terms of the Merger Agreement and

Farmers & Merchants Bancorp, Inc.

August 4, 2022

without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion is provided to F&M and shareholders of F&M only, and except as provided below, without our prior written consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by F&M and shareholders of F&M.

Sincerely yours,

/s/ Shumaker, Loop & Kendrick, LLP